SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)
                               (AMENDMENT NO. 2)*

                                 MEDIABAY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   58446J 10 8
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                                 (CUSIP Number)

                             Brad L. Shiffman, Esq.
                                 Blank Rome LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5000
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                  Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                                  May 25, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------------------                                                ------------------------------------------

CUSIP NO. 58446J108                                                                       PAGE   2   OF   5   PAGES
------------------------------------------                                                ------------------------------------------

-------------------- ---------------------------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

                          Howard Herrick

-------------------- ---------------------------------------------------------------------------------------------------------------

2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) |_|
                                                                                                                    (b) |X|

-------------------- ---------------------------------------------------------------------------------------------------------------

3                    SEC USE ONLY



-------------------- ---------------------------------------------------------------------------------------------------------------

4                    SOURCE OF FUNDS*

                        N/A  -  See Item 5
-------------------- ---------------------------------------------------------------------------------------------------------------

5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or  2(e)           |_|


-------------------- ---------------------------------------------------------------------------------------------------------------

6                    CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States

-------------------- ---------------------------------------------------------------------------------------------------------------

                     7       SOLE VOTING POWER

        NUMBER OF                   1,077,460 (includes options to purchase 589,000 shares of Common Stock)
         SHARES
      BENEFICIALLY

        OWNED BY

          EACH
       REPORTING

        PERSON
         WITH

                     ------- -------------------------------------------------------------------------------------------------------

                     8       SHARED VOTING POWER

                             0

                     ------- -------------------------------------------------------------------------------------------------------

                     9       SOLE DISPOSITIVE POWER

                             1,077,460 (includes options to purchase 589,000 shares of Common Stock)
                     ------- -------------------------------------------------------------------------------------------------------

                     10      SHARED DISPOSITIVE POWER

                             0

-------------------- ---------------------------------------------------------------------------------------------------------------

11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,077,460 (includes options to purchase 589,000 shares of Common Stock)
-------------------- ---------------------------------------------------------------------------------------------------------------

12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             |_|


-------------------- ---------------------------------------------------------------------------------------------------------------

13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           5.7%

-------------------- ---------------------------------------------------------------------------------------------------------------

14                   TYPE OF REPORTING PERSON*

                           IN

-------------------- ---------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------------------------------                                         ------------------------------------------

CUSIP NO. 58446J108                                                                       PAGE  3   OF   5   PAGES
-------------------------------------------------                                         ------------------------------------------

-------------------- ---------------------------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

                          N. Herrick Irrevocable ABC Trust

-------------------- ---------------------------------------------------------------------------------------------------------------

2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) |_|
                                                                                                                    (b) |X|

-------------------- ---------------------------------------------------------------------------------------------------------------

3                    SEC USE ONLY



-------------------- ---------------------------------------------------------------------------------------------------------------

4                    SOURCE OF FUNDS*

                     N/A - See Item 5

-------------------- ---------------------------------------------------------------------------------------------------------------

5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or  2(e)           |_|

-------------------- ---------------------------------------------------------------------------------------------------------------

6                    CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States

-------------------- ------- -------------------------------------------------------------------------------------------------------

                     7       SOLE VOTING POWER

        NUMBER OF                       0, See item 5
          SHARES
       BENEFICIALLY

         OWNED BY

           EACH
        REPORTING

          PERSON
           WITH

                     ------- -------------------------------------------------------------------------------------------------------

                     8       SHARED VOTING POWER

                             0, See item 5

                     ------- -------------------------------------------------------------------------------------------------------

                     9       SOLE DISPOSITIVE POWER

                             0, See Item 5

                     ------- -------------------------------------------------------------------------------------------------------

                     10      SHARED DISPOSITIVE POWER

                             0, See item 5

-------------------- ---------------------------------------------------------------------------------------------------------------

11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0, See item 5

-------------------- ---------------------------------------------------------------------------------------------------------------

12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             |_|

-------------------- ---------------------------------------------------------------------------------------------------------------

13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           0%

-------------------- ---------------------------------------------------------------------------------------------------------------

14                   TYPE OF REPORTING PERSON*

                                00 - Trust

-------------------- ---------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

           This Amendment No. 2 (this "Amendment") amends and supplements the
Schedule 13D and previous amendments (the "Schedule 13D") filed by Howard Herrick and the N. Herrick Irrevocable ABC Trust (the "Trust") relating to the common stock, no par value ("Common Stock"), of MediaBay, Inc., a Florida corporation (the "Company"). Howard Herrick and the Trust are filing this Amendment to report that they have participated in transactions that resulted in changes in information previously reported for securities over which they may be deemed the beneficial owner.

Item 3.    Source and Amount of Funds or other Consideration.

           See Item 5

Item 5.    Interest in Securities of the Issuer.

           As of May 25, 2004, Howard Herrick beneficially owns an aggregate of 1,077,460 shares of Common Stock, constituting approximately 5.7% of the outstanding Common Stock. The amount includes: (i) 488,460 shares owned of record by Howard Herrick, and (ii) 589,000 shares of Common Stock issuable upon exercise of plan stock options held by Howard Herrick, but does not include 78,000 shares of Common Stock issuable upon exercise of plan stock options held by Howard Herrick which will not vest within the 60 days following this Amendment.

           As of May 25, 2004, the Trust beneficially owns no shares of Common Stock. On May 25, 2004, the Trust distributed to Norton Herrick, the sole beneficiary of the Trust, the following (the "Distributed Securities"): (i) 2,964,180 shares of Common Stock, (ii) 25,000 shares of the Company's Series A Convertible Preferred Stock (convertible into 4,464,285 shares of Common Stock), including accrued and unpaid dividends thereon, and (iii) $500,000 principal amount convertible promissory note issued by the Company (convertible into 892,857 shares of Common Stock), including accrued and unpaid interest thereon. The Distributed Securities constitute all securities of the Company owned by the Trust.

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct.

DATE: May 28, 2004

                                              /s/ Howard Herrick
                                              ----------------------------------
                                                  Howard Herrick

                                              N.
HERRICK IRREVOCABLE ABC TRUST

                                              By: /s/ Howard Herrick
                                                 -------------------------------
                                                  Howard Herrick, Trustee